FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

May 15, 2003

Hanson PLC Annual General Meeting

At this morning's AGM, Christopher Collins, Chairman, and Alan Murray, Chief Executive, made the following comments regarding the outlook for Hanson PLC:

"Our view of the outlook for Hanson in 2003 remains unchanged from our preliminary results statement on February 20.

In our largest market, North America, weather patterns in the first four months of the year have been worse than 2002 and, in many regions, the construction season has been slow to start. Together with the previously anticipated impact of slower underlying demand, plus a weaker dollar, first half trading profit comparisons in North America will therefore be unfavourable. However, on the basis of recent trading, we currently believe that the impact of weather-related delays in product shipments will be recovered over the balance of the year.

Our operations in the UK and Australia continue to provide some protection against short-term earnings pressure in North America. Trading profit in both of these markets is ahead of 2002 for the first four months of the year. Australia has experienced continuing strong price improvement and solid demand levels. In the UK, the Building Products division has also performed well. Volumes in the UK Aggregates division however are currently lower than in 2002, although unusually strong volumes at the start of last year is a contributing factor in this comparison.

Our healthy balance sheet and strong cash flow provide a good degree of financial flexibility. We will continue to invest in value adding bolt-on acquisitions and capital expenditure.

Although still early in the year, and much uncertainty surrounds the US economy in particular, our current expectation remains that Hanson will deliver a solid performance in 2003."

A webcast of the AGM, together with slides and speeches, will be available on Hanson's website (www.hansonplc.com) from 14.30hrs (BST)

Inquiries:      Justin Read
                      Hanson PLC
                      Tel: +44 (0) 20 7245 1245

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   May 15, 2003